UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39309

PINNACLE FINANCIAL PARTNERS, INC.
(Exact name of registrant as specified in its charter)

c/o Pinnacle Financial Partners, Inc. (formerly Steel Newco Inc.)
3400 Overton Park Drive
Atlanta, GA
(706) 641-6500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $1.00 per share
Depositary Shares, each representing a 1/40th interest in a share of 6.75% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series B
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $1.00 per share: Zero.

Depositary Shares, each representing a 1/40th interest in a share of 6.75% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series B: Zero.

EXPLANATORY NOTE

On July 24, 2025, Pinnacle Financial Partners, Inc., a Tennessee corporation (“Legacy Pinnacle”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Legacy Pinnacle, Synovus Financial Corp., a Georgia corporation (“Synovus”), and Steel Newco, Inc., a Georgia corporation (“Newco”). On January 1, 2026, pursuant to the Merger Agreement, each of Legacy Pinnacle and Synovus simultaneously merged with and into Newco, with Newco as the surviving corporation and changing its name to Pinnacle Financial Partners, Inc. (such mergers, collectively, the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each share of common stock, par value $1.00 per share, of Legacy Pinnacle issued and outstanding immediately prior to the Effective Time (other than certain shares held by Legacy Pinnacle or Synovus that were cancelled and retired in connection with the Merger, in each case as specified in the Merger Agreement) was converted into the right to receive one share of common stock, par value $1.00 per share, of Newco and (ii) each depositary share of Legacy Pinnacle representing a 1/40th interest in a share of 6.75% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series B, no par value, of Legacy Pinnacle issued and outstanding immediately prior to the Effective Time was converted into the right to receive one depositary share of Newco representing a 1/40th interest in a share of 6.75% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series C, no par value, of Newco. Accordingly, there are no holders of record of any class of securities covered by this Form 15.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Pinnacle Financial Partners, Inc. (formerly Steel Newco Inc.), a Georgia corporation, as successor by merger to Pinnacle Financial Partners, Inc., a Tennessee corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Pinnacle Financial Partners, Inc. As successor by merger to Pinnacle Financial Partners, Inc.

Date: January 12, 2026	By:	/s/ Allan E. Kamensky
Name: Allan E. Kamensky
Title: Executive Vice President and Chief Legal Officer